

January 29, 2025

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

>   **Re: IGTA Merger Sub Limited**
>   **Amendment No. 9 to Registration Statement on Form S-4**
>   **Filed January 15, 2025**
>   **File No. 333-276929**

Dear Cheuk Hang Chow:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 3, 2024 letter.

Amendment No. 9 to Registration Statement on Form S-4
Questions and Answers About the Business Combination and the Special Meeting
Why did Inception Growth add the NTA Requirement Amendment Proposal, page x

1.   You state that you "expect that the PubCo Ordinary Shares will not be deemed to be a 'penny stock' pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act." Given that you have been delisted from the Nasdaq and the NTA Requirement Amendment Proposal would allow Inception Growth's net tangible assets to be less than $5,000,001, please discuss why you believe that the PubCo ordinary shares will not be deemed to be a penny stock under Exchange Act Rule 3a51-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo
Overview, page 134

2.   We note your disclosures on page 135 where you indicate that at Closing you expect to have $8.0 million cash available. Please reconcile this with your pro forma financial statements, which reflect only $4.6 million of cash under the no redemption scenario and $1.2 million under the maximum redemption scenario. Revise your disclosures as necessary.

Unaudited Pro Forma Condensed Consolidated Financial Statements
Basis of Pro Forma Presentation, page 167

3.   We note your revised risk factor on page 57 regarding the minimum cash condition of the Business Combination. Please revise here to include a discussion of such condition and the impact to the Business Combination if you are unable to meet this requirement. Include a discussion of the standby equity purchase agreement with Yorkville Financing, which appears to be necessary in order to meet the minimum cash condition. Ensure you address the total funds available and the potential additional shares that may be issued pursuant to this agreement. In addition, disclose the current status of Yorkville's termination rights and the impact to the Business Combination if the Investor exercises such rights. In this regard, we note the Investor has termination rights that they agreed not to enforce prior to January 21, 2025.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 173

4.   Please tell us how you are accounting for the 50,000 and 30,000 PubCo Ordinary Shares that will be paid at Closing to AgileAlgo and Inception Growth's legal counsels, respectively, for the settlement of deferred offering and transaction fees. In this regard, we note from your revised disclosures in pro forma adjustment (3) that the $1.2 million unpaid balance of deferred offering and transaction costs will be settled with a cash payment of $700,000 at closing and the issuance of promissory notes totaling $500,000. Clarify how the share issuances factor into the settlement of these costs, discuss the value assigned to such shares and how they are reflected in your pro forma financial statements. Revise your disclosures as necessary.

Inception Growth Acquisition Limited Notes to Unaudited Condensed Consolidated Financial Statements
Note 9. Subsequent Events, page F-24

5.   Please revise to include a discussion of the additional 984,194 shares of common stock that were redeemed in connection with the December 6, 2024 stockholders' meeting. In addition, discuss the deposits made to the Trust Account in December 2024 and January 2025, to extend the available time to complete the business combination. Refer to ASC 855-10-50-2.

IGTA Merger Sub Limited Consolidated Financial Statements
General, page F-49

6. Please revise to address the following as it relates to IGTA Merger Sub's financial statements:

- Remove the reference to "audited" in the interim period condensed statements of cash flow for the period from September 11, 2023 (inception) to September 30, 2023.

- Label the condensed statements of changes in shareholders' deficit for the interim periods as unaudited.

- Include the audited consolidated financial statements, and related footnotes, at and for the period from September 11, 2023 (inception) to December 31, 2023, separate from the interim condensed financial statements currently provided. Refer to Rule 8-02 of Regulation S-X.

- Include the report of IGTA's independent registered public accounting firm.

Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ted Paraskevas